STATEMENT OF INVESTMENTS

Dreyfus Basic Money Market Fund, Inc.

November 30, 2007 (Unaudited)

Negotiable Bank Certificates of Deposit--41.6%	Principal Amount ($)	Value ($)
Allied Irish Banks PLC (Yankee)		
4.90%, 5/29/08	50,000,000	50,002,440
American Express Company		
4.85%, 5/22/08	40,000,000	40,000,000
Australia and New Zealand Banking Group Ltd. (London)		
4.84%, 4/25/08	20,000,000 a	20,000,000
Banca Monte dei Paschi di Siena SpA (London)		
5.80%, 12/13/07	15,000,000	15,000,025
Banco Bilbao Vizcaya Argentaria Puerto Rico (Yankee)		
5.23%, 1/4/08	20,000,000	20,000,466
Bank of Ireland (Yankee)		
4.83%, 4/24/08	25,000,000 a	25,000,000
Bank of Scotland PLC (London)		
5.15%, 12/11/07	25,000,000	25,004,289
Bank of Tokyo-Mitsubishi Ltd. (Yankee)		
4.77% - 5.05%, 2/22/08 - 4/30/08	50,000,000	50,000,000
Barclays Bank PLC (Yankee)		
5.08%, 3/19/08	50,000,000	50,000,000
HBOS Treasury Services PLC (London)		
5.80%, 12/11/07	30,000,000	30,000,000
Natixis		
4.58%, 12/3/07	40,000,000 b	39,997,364
Skandinaviska Enskilda Banken AB (Yankee)		
5.02%, 4/18/08	10,000,000	10,000,000
Swedbank (ForeningsSparbanken AB) (Yankee)		
5.12%, 4/7/08	20,000,000	20,000,000
UBS AG (Yankee)		
5.50%, 3/12/08	50,000,000	50,000,000
UniCredito Italiano SpA (Yankee)		
4.80%, 4/14/08	50,000,000	50,000,000
Total Negotiable Bank Certificates of Deposit		
(cost $495,004,584)		**495,004,584**
Commercial Paper--32.8%		
Atlantic Asset Securitization LLC		
5.06%, 2/15/08	50,000,000 a	49,472,222
Bank of Ireland		
4.80%, 2/6/08	25,000,000 a	24,779,458
Canadian Imperial Bank of Commerce		
4.80%, 4/9/08	53,000,000	52,099,515
Cancara Asset Securitisation Ltd.		
5.27%, 12/20/07	35,000,000 a	34,903,944
Chariot Funding LLC		
5.10%, 12/3/07	34,742,000 a	34,732,234
JPMorgan Chase & Co.		
5.04% - 5.15%, 2/4/08 - 2/15/08	50,000,000	49,529,950
Skandinaviska Enskilda Banken AB		

4.74%, 4/25/08	20,000,000	19,624,861
Societe Generale N.A. Inc.		
5.85%, 12/7/07	45,000,000	44,956,762
Swedbank (ForeningsSparbanken AB)		
4.86%, 4/23/08	30,000,000	29,430,600
Windmill Funding Corp.		
5.25%, 1/11/08	50,000,000 a	49,705,028
Total Commercial Paper		
(cost $389,234,574)		**389,234,574**

Corporate Notes--16.4%

Commonwealth Bank of Australia		
4.81%, 12/24/07	25,000,000 b	25,000,000
Lehman Brothers Holdings Inc.		
5.36%, 12/27/07	45,000,000 b	45,000,000
Royal Bank of Scotland PLC		
4.78%, 12/21/07	40,000,000 b	40,000,000
Wells Fargo & Co.		
4.74%, 12/4/07	45,000,000 b	45,000,000
Westpac Banking Corp.		
4.65%, 12/17/07	40,000,000 b	40,000,000
Total Corporate Notes		
(cost $195,000,000)		**195,000,000**

Promissory Note--2.1%

Goldman Sachs Group Inc.		
5.07%, 6/17/08		
(cost $25,000,000)	25,000,000 c	**25,000,000**

Time Deposits--2.9%

Abbey National Treasury Services PLC (Grand Cayman)		
4.75%, 12/3/07		
(cost $34,000,000)	34,000,000	**34,000,000**

Repurchase Agreements--4.2%

Citigroup Global Markets Holdings Inc.		
4.84%, dated 11/30/07, due 12/3/07 in the amount of		
$50,020,156 (fully collateralized by $55,005,989		
Corporate Bonds, 6%-11.25%, due 5/15/08-12/28/37,		
value $52,202,053)		
(cost $50,000,000)	50,000,000	**50,000,000**
Total Investments (cost $1,188,239,158)	**100.0%**	**1,188,239,158**
Liabilities, Less Cash and Receivables	**(.0%)**	**(541,979)**
Net Assets	**100.0%**	**1,187,697,179**

a   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in
    transactions exempt from registration, normally to qualified institutional buyers. At November 30, 2007, these securities
    amounted to $238,592,886 or 20.1% of net assets.
b   Variable rate security--interest rate subject to periodic change.
c   This note was acquired for investment, and not with the intent to distribute or sell. Security restricted as to public
    resale. This security was acquired on 9/21/07 at a cost of $25,000,000. At November 30, 2007, the aggregate value of this
    security was $25,000,000 representing 2.1% of net assets and is valued at amortized cost.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual
reports previously filed with the Securities and Exchange Commission on Form N-CSR.